Annex I

To the Distribution Agreement by and between

SSgA Active ETF Trust and State Street Global Markets, LLC

Fund	Symbol
SPDR SSgA Multi-Asset Real Return ETF	RLY
SPDR SSgA Income Allocation ETF	INKM
SPDR SSgA Global Allocation ETF	GAL
SPDR Blackstone/GSO Senior Loan ETF	SRLN
SPDR SSgA Ultra Short Term Bond ETF	ULST
SPDR MFS Systematic Core Equity ETF	SYE
SPDR MFS Systematic Growth Equity ETF	SYG
SPDR MFS Systematic Value Equity ETF	SYV
SPDR SSgA Risk Aware ETF	RORO

Dated: September 9, 2014